                                                                    Exhibit 12-B

                        Delmarva Power & Light Company

          Ratio of Earnings to Fixed Charges and Preferred Dividends
          ----------------------------------------------------------
                            (Dollars in Thousands)

                                          12 Months
                                           Ended
                                        September 30,                 Year Ended December 31,
                                                          ----------------------------------------------------------------
                                            2000              1999           1998        1997          1996         1995
                                        -----------       ----------   ----------     ----------    --------    ----------
Income before extraordinary item        $   125,772       $  142,179   $  112,410     $  105,709    $116,187    $  117,488

Income taxes                                 82,325           95,321       72,276         72,155      78,340        75,540
                                        -----------       ----------   ----------       --------     -------       -------
Fixed charges:
     Interest on long-term debt
        including amortization of
        discount, premium and
        expense                              77,289           77,790       81,132         78,350      69,329        65,572
     Other interest                           6,215            6,117        9,328         12,835      12,516        10,353
     Preferred dividend require-
        ments of a subsidiary
        trust                                 5,687            5,687        5,688          5,687       1,390             -
                                        -----------       ----------   ----------     ----------   ---------    ----------
        Total fixed charges                  89,191           89,594       96,148         96,872      83,235        75,925
                                        -----------       ----------   ----------     ----------   ---------    ----------

Nonutility capitalized interest                   -                -            -           (208)       (311)         (304)
                                        -----------       ----------   ----------     ----------   ---------    ----------


Earnings before extraordinary
     item, income taxes, and
     fixed charges                      $   297,288       $  327,094   $  280,834     $  274,528    $277,451    $  268,649
                                        ===========       ==========   ==========     ==========   =========   ===========
Fixed charges                           $    89,191       $   89,594   $   96,148     $  $96,872    $ 83,235    $   75,925

Preferred dividend requirements               8,073            7,417        7,150          7,556      14,961        16,185
                                        -----------       ----------   ----------     ----------   ---------   -----------
                                        $    97,264       $   97,011   $  103,298     $  104,428    $ 98,196    $   92,110
                                        ===========       ==========   ==========     ==========   =========   ===========
Ratio of earnings to fixed charges
     and preferred dividends                   3.06             3.37         2.72           2.63        2.83          2.92

For purposes of computing the ratio, earnings are income before extraordinary item plus income taxes and fixed charges, less nonutility capitalized interest. Fixed charges consist of interest on long- and short-term debt, amortization of debt discount, premium, and expense, dividends on preferred securities of a subsidiary trust, plus the estimated interest component of rentals. Preferred dividend requirements represent annualized preferred dividend requirements multiplied by the ratio that pre-tax income bears to net income.